NORTHERN WAY
                                RESOURCES, INC.
                           627 Moberly Road, Suite 601
                           Vancouver, British Columbia
                                 Canada V5Z 4B3



August 26, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Anita Karu
Dear Sirs:

Re: Northern Way Resources Inc. - Registration Statement on Form SB-2 Amendment No. 2 - File No. 333-125699

We are in receipt of your letter dated July 28, 2005 regarding our registration statement on Form SB-2. We respond to your comments as follows:

The Offering, page 6
--------------------

1. We note your response to comment 8 in our letter dated July 6, 2005. Please also revise your disclosure in the "Determination of Offering Price" section to reflect the changes made in response to our comment.

         We have revised our disclosure in the "Determination of Offering Price" section to reflect the changes we made in response to your prior comment 8.

Description of Business, page 21
--------------------------------

2.       We note your  response  to  comment 21 in our  letter  dated July 6,
         2005.  Please  revise  your  disclosure  to clarify  what   constitutes
        "exploration work."

         We have clarified that "exploration work" consists of any costs we incur in connection with attempting to determine whether minerals are present on the claim.

River Gold Claim Mineral Property Purchase Agreement, page 22
-------------------------------------------------------------

3.       We note your  response to comment 22 in our letter dated July 6, 2005.
         Please revise your  registration  statement to include   your response
         to this comment.

         We have included our response to prior comment 22 in this section of the registration statement.

Note 1 - Nature and Continuance of Operations
---------------------------------------------
4. We have reviewed your response to comment 30 in our letter dated July 6, 2005. It does not appear you have disclosed that your fiscal year-end is March 31, 2005 in the notes to the financial statements. Please revise your filing accordingly.

         We have disclosed our fiscal year-end in the notes to our financial statements.

         Yours truly,

         /s/ Keith Andrews

         Northern Way Resources Inc.
         Keith Andrews, President